United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: Expeditors International of Washington, Inc.

Name of persons relying on exemption: Clean Yield Asset Management

Address of persons relying on exemption: 16 Beaver Meadow Road Norwich, VT 05055

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Expeditors International Shareholders
RE: Item No. 6 (“Stockholder Proposal Requesting Annual Diversity and Inclusion Efforts Report”)
DATE: March 30, 2023
CONTACT: Molly Betournay, molly@cleanyield.com

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Clean Yield Asset Management is not able to vote your proxies, nor does this communication contemplate such an event. Clean Yield Asset Management urges shareholders to vote for Item No. 6 following the instructions provided on management's proxy mailing.

Clean Yield Asset Management urges shareholders to vote YES on Item No. 6 on the Expeditors International of Washington, Inc. (EXPD) 2023 proxy ballot. The resolved clause states as follows:

Resolved:

Shareholders request that Expeditors International (“Expeditors”) report to shareholders on the effectiveness of the company’s diversity, equity, and inclusion efforts. The report should be done at reasonable expense, exclude proprietary information, and provide transparency on outcomes, using quantitative metrics for hiring, retention, and promotion of employees, including data by gender, race, and ethnicity.

Supporting Statement:

Quantitative data is sought so investors can assess and compare the effectiveness of the company’s diversity, equity, and inclusion programs.

About Clean Yield Asset Management

Clean Yield Asset Management (“Clean Yield”) is an investment firm based in Norwich, VT, specializing in socially responsible asset management. We have filed this shareholder proposal on behalf of our client, the Elizabeth K Loscalzo Family Trust, a long-term shareholder in Expeditors International because we are concerned that investors are unable to discern the effectiveness of the company’s diversity, equity, and inclusion (DEI) efforts given its current level of disclosure.

Background to the Proposal

The resolution requests that Expeditors report to shareholders on the effectiveness of the company's diversity, equity, and inclusion efforts. The report should be done at reasonable expense, exclude proprietary information, and provide transparency on outcomes, using quantitative metrics for hiring, retention, and promotion of employees, including data by gender, race, and ethnicity.

The resolution explains that investors are seeking quantitative, comparable data in order to understand the effectiveness of Expeditors DEI efforts. It cites concerns that Expeditors is continuing to be an outlier in its decision to withhold these data sets.

The resolution also cites studies which show that significant barriers exist for diverse employees advancing within their careers, as well as studies demonstrating the corporate benefits of a diverse workforce.

Rationale in Support of this Proposal

1)	Companies benefit from diverse and inclusive workplaces.

2)	Corporate policies that allow harassment and discrimination undermine business success.

3)	Expeditors is risking the trust and confidence of its consumers and employees

4)	Expeditors’ diversity and inclusion reporting significantly lags peers.

Companies benefit from diverse and inclusive workplaces.

Expeditors has stated “As a global company, Expeditors celebrates the diversity of our workforce and believe it is a key component of our success. We focus on promotion from within; fostering long-term careers spanning ten or more years.”1

Expeditors also states in its 2021 Sustainability Report: “Expeditors’ employees are vital to our ability to serve our customers, manage our partnerships with service providers, and run our business. ”2

Multiple research reports agree with Expeditors statements. Research indicates that companies with diverse teams offer better management, have stronger long-term growth prospects, and improved share value. These studies include:

●	BCG found that innovation revenue was 19 percent higher in companies with above-average leadership diversity. In addition, companies with above-average diversity had EBIT margins nine percentage points higher.[3]
●	Credit Suisse, in a study of over 3,000 companies, found that companies with women representing more than 20 percent of managers have had greater share price increases over the past decade than those companies with lower representations of women in management.[4]

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1 https://www.expeditors.com/media/2275/2021-uk-gender-gap-expd.pdf

2 https://www.expeditors.com/media/2862/expeditorssustainabilityreport2021-ftp.pdf

3 https://www.bcg.com/en-us/publications/2018/how-diverse-leadership-teams-boost-innovation.aspx

4 https://www.americanbanker.com/diversity-&-inclusion-yields-strongest-returns

●	A McKinsey study found that companies in the top quartile for gender diversity in corporate leadership had a 21 percent likelihood of outperforming bottom-quartile industry peers on profitability. Similarly, leaders in racial and ethnic diversity were 33 percent more likely to outperform peers on profitability.[5]
●	A 2019 study of the S&P 500 by the Wall Street Journal found that the 20 most diverse companies had an average annual five year stock return that was 5.8 percent higher than the 20 least-diverse companies.[6]
●	Stanford Graduate School of Business researchers found that share prices increased when companies reported better than anticipated gender diversity. This was particularly true when the company had better diversity than the industry leader.[7]
●	As You Sow’s 2022 report reviewing 277 EEO-1 reports, which detail the gender, race and ethnicity of a company’s workforce, found a positive association between diversity in management and cash flow, net profit, revenue, and return on equity.[8]

Given these benefits, investors are incentivized to ensure that the companies they hold are proactive and intentional in addressing their workplace diversity and inclusion programs. Expeditors lack of transparent diversity and inclusion metrics undermines investors’ ability to assess and benchmark the company’s corporate commitment to a diverse and inclusive workplace.

Corporate policies that allow harassment and discrimination undermine business success.

Researchers have identified benefits of diverse and inclusive teams include: access to top talent, better understanding of consumer preferences, a stronger mix of leadership skills, informed strategy discussions, and improved risk management. Diversity, and the different perspectives it encourages, has also been shown to encourage more creative and innovative workplace environments.9

In contrast, companies where harassment and discrimination exist may experience reduced employee morale and productivity, increased absenteeism, challenges in attracting talent and difficulties in retaining talent. Employees directly experiencing workplace discrimination are also more likely to experience anxiety and depression, potentially hindering their ability to contribute in the workplace.10 The implications of a non-inclusive workplace go beyond directly impacted employees; in a Deloitte study, 80 percent of surveyed full-time employees said that inclusion was an important factor in their employer choice. Seventy-two percent said that they would consider leaving an employer for a more inclusive work environment.11

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5 https://www.mckinsey.com/business-functions/organization/our-insights/delivering-through-diversity

6 https://www.wsj.com/articles/the-business-case-for-more-diversity-11572091200

7 https://www.bloomberg.com/news/articles/2019-09-17/when-companies-improve-their-diversity-stock-prices-get-a-boost

8 https://www.asyousow.org/reports/workplace-diversity-and-financial-performance

9 https://images.forbes.com/forbesinsights/StudyPDFs/Innovation_Through_Diversity.pdf

10 https://www.apa.org/news/press/releases/stress/2015/impact

11 https://www2.deloitte.com/us/en/pages/about-deloitte/articles/press-releases/inclusion-survey.html

Expeditors is risking the trust and confidence of its consumers and employees

Expeditors states that it has instituted a number of diversity programs like its Opportunity Knocks Youth Program, an internal, paid internship that “provides Expeditors with an expanded talent pipeline, broader employee diversity, and increased employee development, plus engagement and positive relationships within its communities.”12 However, there is limited public indication that the company is using accountability metrics to track the outcomes of this or any of its diversity initiatives.

Expeditors, to be credible with investors and other external stakeholders, needs to show that its statements such as “Diversity, equity and inclusion (DEI) are fundamental to our vision of unlimited opportunity for our employees”13 is not puffery by allowing external parties to review the data demonstrating the effectiveness of its workplace programs to ensure fair and equitable treatment of the organization’s diverse employees and their experiences.

Expeditors’ Diversity and Inclusion Reporting Lags its Peers

Expeditors significantly lags its peers in the disclosure and transparency it provides to investors. As of March 8, 2023, Expeditors has not publicly released its EEO-1 report, a data set that 94% of S&P 100 companies and 57% of S&P 500 companies have released or committed to release.

The release of workforce composition data is akin to a balance sheet, detailing diversity at a single point in time. Just as a balance sheet would, by itself, be insufficient to identify the strength of a company’s financials, so too is the EEO-1, by itself, insufficient in assessing the effectiveness of DEI programs. The company’s inclusion data – the hiring, retention and promotion rates of diverse employees – must also be shared for investors to have a full understanding of the actual experience of Expeditors employees. This data is needed for investors to assess if a company is masking a toxic workplace culture having poor retention rates with high recruitment statistics, for example.

Below are examples of inclusion factor data that Expeditors peers are disclosing, or have committed to disclose, as of March 2nd, 2023:

-	Almost a quarter of Russell 1000 companies release hiring data by gender.
-	Forty-two percent of the S&P 100 release, or have committed to release, at least one recruitment or hiring statistic related to gender.
-	Twenty-nine percent of the S&P 100 release or have committed to release, at least one recruitment or hiring statistic related to race/ethnicity.
-	Twenty-eight percent of the S&P 100 release or have committed to release, at least one promotion statistic related to gender.
-	Twenty-two percent of the S&P 100 release or have committed to release, at least one promotion statistic related to race/ethnicity.
-	Twenty percent of the S&P 100 release or have committed to release, at least one retention or turnover statistic related to gender.
-	Nineteen percent of the S&P 100 release or have committed to release, at least one retention or turnover statistic related to race/ethnicity.

This places Expeditors in the bottom quartile relative to its peers for its workplace equity data disclosure. Expeditors is increasingly a laggard, as companies commit to releasing stronger data. Between January 2022 and January 2023, the number of Russell 1000 companies releasing recruitment or hiring rate data by gender, race and ethnicity increased by 64 percent, companies releasing retention rate data increased by 127 percent, and companies releasing promotion rate data increased by 139 percent.14

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12 https://www.expeditors.com/media/2862/expeditorssustainabilityreport2021-ftp.pdf

13 https://www.expeditors.com/media/2862/expeditorssustainabilityreport2021-ftp.pdf

14 https://www.asyousow.org/our-work/social-justice/workplace-equity/

RESPONSE TO EXPEDITORS BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

●	In its statement of opposition to the resolution, the Board states that: “... a “DEI Initiatives” report would not reflect nor do justice to how our business operates: it alone would not be illuminating; it would require resources to develop; and it would not advance an understanding of risk or opportunity.”

In response, the proponents note that a separate report is not required for the satisfaction of the proposal. The data requested might be provided in less than one page, taking up less space than the company’s statement in opposition. It is recommended that the data be placed within the company’s existing sustainability reporting.

●	Expeditors also states in its opposition statement that: “In 2022, the second consecutive year marked by countless challenges for logistics providers, Expeditors experienced remarkably high employee retention rates across the globe. This global retention success feeds promotions and future growth. The company is known for its “promote from within” culture.”

In response, proponents note that, given this statement, from the company it is unclear why the company is not proud to share the retention and promotion rates of its employees. Sharing this data would likely help support the company’s recruitment and hiring efforts.

●	The company’s Board also states “Based on information as recent as January 2023, we can anticipate that the SEC will advance its framework for human capital disclosure requirements. With that, Expeditors’ will have a standard against which to report. To develop reports ahead of that feels premature and wasteful.”

Proponents note that it is unknown when the SEC will issue its human capital reporting guidance. The potential for future guidance should not restrict a company’s current disclosures.

●	Expeditors also states: “An inherent challenge with the request is that diversity metrics are not consistent worldwide; so, constructing a report within the confines of the proposal for a company with our global reach would necessarily entail making arbitrary, and likely contentious, categorizations that would inevitably fail to address the distinctions among each country’s views on important DEI initiatives. On top of this, some of this data collection and reporting may not be fully permitted under local laws.”

It has become standard practice for companies to report gender statistics on a global basis and race and ethnicity for US employees. International operations do not remove a company’s need to release workplace diversity and inclusion data.

CONCLUSION

Expeditors has released insufficient information to assure investors that its diversity, equity, and inclusion programs are effective. A vote in support of this resolution is warranted.

***

For questions regarding Item No. 6, please contact Molly Betournay, Clean Yield Asset Management, molly@cleanyield.com, (802)-526-2525.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Clean Yield Asset Management is not able to vote your proxies, nor does this communication contemplate such an event. Clean Yield Asset Management urges shareholders to vote for Item No. 6 following the instructions provided on management's proxy mailing.